UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Immediate Report Regarding a Dividend Distribution – Supplemental Report

Item 1

Immediate Report Regarding a Dividend Distribution – Supplemental Report

Further to the Company's report dated November 23, 2016 (reference number 2016-02-081342) regarding a dividend distribution out of the revenues of the third quarter of 2016 in the amount of $60 million, the Company hereby reports that the dividend amount per share in US dollars is $0.04701 and the dividend amount per share for shareholders who will receive the payment in Shekels is ILS 0.1818263 based on the representative exchange rate published today.

In the current quarter, the tax will be calculated as follows: (1) 79.04% of the dividend will be calculated so that Israeli companies are exempted from tax and individuals residents in Israel will pay 25% tax; for foreign residents, the dividend will be taxable at a rate of 25% or according to International Tax Treaties, at the lower. (2) 16.35% of the dividend will be calculated so that Israeli companies will pay 15% tax, and individuals residents in Israel will pay 15% tax; for foreign residents, the dividend will be taxable at a rate of 4% or according to International Tax Treaties, at the lower. (3) 4.61% of the dividend will be calculated so that Israeli companies and Israeli individuals will pay 15% tax; for foreign residents, the dividend will be taxable at a rate of 15% or according to International Tax Treaties, at the lower. For additional information as to a possible refund procedure for taxes withheld in excess from non-Israeli shareholders per shares traded on NYSE, please visit the Company's webpage, by clicking this link (http://repo.icl-group.com/Lists/MediaServer_Documents/tax%20withholding%20on%20dividends%20for%20shares%20traded%20out%20of%20Israel%20-%20ICL%20website.pdf).

The dividend will be paid only to registered shareholders entitled to US$2 or above. The payment day is January 4, 2017.

Sincerely,

Israel Chemicals Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: December 19, 2016